Exhibit 16.1

November 17, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of the current report on Form 8-K dated November 16, 2004 of USA Mobility, Inc. and are in agreement with the statements contained in the first six paragraphs and the eighth paragraph therein. We have no basis to agree or disagree with the other statements of the registrant contained therein.

/s/ Ernst & Young LLP